

SECURI[illegible] [illegible]ION

13031823

SEC Mail Processing Section

MAY 30 2013

Washington DC 401

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8-33262

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2012 (MM/DD/YY) AND ENDING 03/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sauer, Dazey Investment Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7800 Forsyth Blvd, 8th Floor
(No. and Street)

St Louis	MO	63105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hauk Kruse & Associates, LLC
(Name – *if individual, state last, first, middle name*)

721 Emerson Road	St Louis	MO	63141
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Andrew C. Dazey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______________________________, as of March 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

Lynn M. Cline
Notary Public - Notary Seal
State of Missouri
St. Louis County
Commission Expires Mar. 31, 2016
Commission #12497925

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sauer, Dazey Investment Company

Financial Statements and Additional Information

For the Fiscal Year Ended March 31, 2013

and

Report of Independent Registered Public Accounting Firm

Table of Contents



HAUK KRUSE
& ASSOCIATES LLC

Hauk Kruse . Certified Public Accountants

721 Emerson Road, Suite 120 | St. Louis, Missouri 63141 | www.hkaglobal.com
p. 314.993.1285 | f. 314.993.4288

Independent Auditor's Report

Board of Directors
Sauer, Dazey Investment Company

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Sauer, Dazey Investment Company as of March 31, 2013, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sauer, Dazey Investment Company as of March 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, III, and IV has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, III, and IV is fairly stated in all material respects in relation to the financial statements as a whole.

Hauk Kruse & Associates, LLC
Certified Public Accountants
Saint Louis, Missouri

May 21, 2013

Sauer, Dazey Investment Company
Statement of Financial Condition
As of March 31, 2013

Assets		
Cash and Cash Equivalents	$	184,670
Cash Deposit with Clearing Broker		27,663
Commissions Receivable		16,917
Prepaid Expenses		519
Total Assets	**$**	**229,769**
Liabilities and Stockholders' Equity		
Liabilities		
Accrued Professional Expenses	$	6,500
Total Liabilities		6,500
Stockholders' Equity		
Common Stock, par value $10 per share; 3,000 shares authorized, 1,000 shares issued and outstanding		10,000
Paid in Capital		19,410
Retained Earnings		128,123
Net Income		65,736
Total Stockholders' Equity		223,269
Total Liabilities and Stockholders' Equity	**$**	**229,769**

The accompanying notes are an integral part of these financial statements

Sauer, Dazey Investment Company
Statement of Income
For the Fiscal Year Ended March 31, 2013

Revenues		
Commissions	$	185,882
Interest and Dividends		20
Total Revenues		185,902
Expenses		
Operating Expenses		45,720
Brokerage and Clearing Fees		61,125
Administrative Expenses		6,821
Professional Expenses		6,500
Total Expenses		120,166
Net Income	**$**	**65,736**

The accompanying notes are an integral part of these financial statements

Sauer, Dazey Investment Company
Statement of Cash Flows
For the Fiscal Year Ended March 31, 2013

Cash Flows from Operating Activities	
Net Income	$ 65,736
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:	
Decrease (Increase) in Operating Assets	
Commissions Receivable	7,020
Prepaid Expenses	(519)
Increase (Decrease) in Operating Liabilities	
Accrued Professional Expenses	6,500
Net Cash Provided by Operating Activities	78,737
Cash Flows from Financing Activities	
Dividends Paid to Parent Company	(50,000)
Net Cash Provided by Financing Activities	(50,000)
Increase in Cash	28,737
Cash at Beginning of Year	183,596
Cash at End of Year	**212,333**
Cash at End of Year was Comprised of:	
Cash and Money Market Account	184,670
Cash Deposit with Clearing Broker	27,663
Total	**$ 212,333**

The accompanying notes are an integral part of these financial statements

Sauer, Dazey Investment Company
Statement of Changes in Stockholder's Equity
For the Fiscal Year Ended March 31, 2013

	March 31, 2012	Net Income	Dividends Paid to Parent Company	March 31, 2013
Common Stock	$ 10,000			$ 10,000
Paid in Capital	19,410			19,410
Retained Earnings	178,123	65,736	(50,000)	193,859
Total	$ 207,533	65,736	(50,000)	**$ 223,269**

The accompanying notes are an integral part of these financial statements

Sauer, Dazey Investment Company
Notes to Financial Statements
For the Fiscal Year Ended March 31, 2013

I. Summary of Significant Accounting Policies

Basis of Presentation – Sauer, Dazey Investment Company (the Company) is a wholly owned subsidiary of Orion Investment Company (Orion), which is a registered investment adviser. The Company is a registered securities broker/dealer and is a member of the Financial Industry Regulatory Authority. The Company clears all customer transactions through another broker/dealer on a fully disclosed basis. The Company does not hold funds or securities for, or owe money or securities to, customers and does not otherwise carry customer accounts. Accordingly, the Company is exempt from Securities and Exchange Commission Rule 15c3-3.

Revenue Recognition – Commission revenues and expenses related to security transactions, which are cleared through another broker/dealer, are recorded on a settlement date basis. Reporting such transactions on a trade date basis would not result in any material differences to the financial statements.

Income Taxes – The Company and Orion Investment Company file consolidated federal and Missouri income tax returns. No provision for income taxes was required for the consolidated income tax returns for the fiscal year ended March 31, 2013. If the Company had filed its own separate income tax returns, the income tax liability would be approximately $16,535.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

II. Concentration of Credit Risk

Sauer, Dazey Investment Company is located in Saint Louis, Missouri. Most of its clients are individuals who reside in the Saint Louis metropolitan area.

The Company maintains an account with Bank of America and two money market accounts with RBC Correspondent Services (RBC), a securities broker/dealer. Bank of America provides $250,000 of deposit insurance through the Federal Depositors Insurance Corporation. RBC provides $100,000 of coverage through the Securities Investor Protection Corporation. RBC has also purchased additional coverage for the entire net asset value of each account. There were no amounts in excess of insured limits at either account on March 31, 2013.

III. Net Capital Requirements

Sauer, Dazey Investment Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule, which requires the maintenance of minimum net

capital of $50,000 and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 10 to 1. The rule also provides that equity capital may not be withdrawn, or cash dividends paid, if the Company's resulting net capital is less than $50,000, or its ratio of aggregate indebtedness to net capital exceeds 10 to 1. The Company's net capital and the required minimum net capital were $219,101 and $50,000 respectively at March 31, 2013, resulting in net capital of $169,101 in excess of the minimum requirement.

IV. Related Party Transactions

The Company entered into an agreement regarding the allocation of operating expenses with Orion, whereby payments are made to Orion on a monthly basis to compensate for salaries of officers and employees, occupancy, and equipment expenses. Operating expenses were $45,720 for the fiscal year ended March 31, 2013.



HAUK KRUSE
& ASSOCIATES LLC

Hauk Kruse Certified Public Accountants

721 Emerson Road, Suite 120 | St. Louis, Missouri 63141 | www.hkaglobal.com
p. 314.993.4285 | f. 314.993.4288

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5(g)(1)

Board of Directors
Sauer, Dazey Investment Company

In planning and performing our audit of the financial statements of Sauer, Dazey Investment Company (the Company) as of and for the year ended March 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hauk Kruse & Associates, LLC
Certified Public Accountants
Saint Louis, Missouri

May 21, 2013

Sauer, Dazey Investment Company
Computation of Net Capital, Aggregate Indebtedness, and
Basic Net Capital Requirement
For the Fiscal Year Ended March 31, 2013

Stockholders' Equity		
Capital Stock	$	10,000
Paid in Capital		19,410
Retained Earnings		193,859
Total Stockholders' Equity		223,269
Less: Non-Allowable Assets:		
Prepaid Expenses		519
Less: 2% Haircuts on Money Market Accounts		
Deposit Money Market		553
Investment Money Market		3,614
Total Haircut		4,167
Net Capital		218,582
Less: Net Capital Requirement		50,000
Net Capital in Excess of Requirement	**$**	**168,582**
Net Capital in Excess of 120% of Requirement		158,582
Aggregate Indebtedness		
Accrued Professional Expenses		6,500
Total Aggregate Indebtedness		6,500
Ratio of Aggregate Indebtedness to Net Capital		**.03 to 1**

Sauer, Dazey is exempt from Rule 15c3-3 as all customer transactions are cleared through another broker-dealer on a fully disclosed basis. That broker-dealer is RBC Capital Markets.

Additional Information Pursuant to

SEC Rule 17a-5



HAUK KRUSE
& ASSOCIATES LLC

Hauk Kruse | Certified Public Accountants

721 Emerson Road, Suite 120 | St. Louis, Missouri 63141 | www.hkaglobal.com
p. 314.993.4285 | f. 314.993.4288

Independent Auditor's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Board of Directors
Sauer, Dazey Investment Company
Saint Louis, Missouri

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the year ended March 31, 2013, which were agreed to by Sauer, Dazey Investment Company (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Sauer, Dazey Investment Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Sauer, Dazey Investment Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended March 31, 2013 as applicable, with the amounts reported in Form SIPC-7 for the year ended March 31, 2013, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Hauk Kruse & Associates, LLC
Certified Public Accountants
Saint Louis, Missouri

May 21, 2013

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended March 31, 2013

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

033262 FINRA MAR
SAUER DAZEY INVESTMENT COMPANY
7800 FORSYTH BLVD
SAINT LOUIS MO 63105-3311

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Andrew C. Dazey 314-725-3800

2. A. General Assessment (item 2e from page 2) $ 311.91

B. Less payment made with SIPC-6 filed (exclude interest) (76.98)

10-11-2012
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 234.93

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 234.93

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 234.93

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Sauer, Dazey Investment Company
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 16th day of April, 2013.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 4-1, 2012
and ending 3-31, 2013

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 185,902

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. — 0

(2) Net loss from principal transactions in securities in trading accounts. — 0

(3) Net loss from principal transactions in commodities in trading accounts. — 0

(4) Interest and dividend expense deducted in determining item 2a. — 0

(5) Net loss from management of or participation in the underwriting or distribution of securities. — 0

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. — 0

(7) Net loss from securities in investment accounts. — 0

Total additions — 0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — 0

(2) Revenues from commodity transactions. — 0

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — 61,125

(4) Reimbursements for postage in connection with proxy solicitation. — 0

(5) Net gain from securities in investment accounts. — 0

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. — 0

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). — 0

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): — 15

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. — $ 0

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). — $ 0

Enter the greater of line (i) or (ii) —

Total deductions — 61,140

2d. SIPC Net Operating Revenues — $ 124,762

2e. General Assessment @ .0025 — $ 311.91

(to page 1, line 2.A.)